Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX August 17, 2023

IPERIONX TO PRODUCE TITANIUM PLATE FOR TESTING BY LOCKHEED MARTIN

IperionX Limited (NASDAQ: IPX, ASX: IPX) has agreed to an order with Lockheed Martin (NYSE: LMT) for the delivery of titanium plate components produced using IperionX’s U.S. manufactured titanium.

IperionX’s advanced titanium production technologies have the potential to provide a lower cost and more sustainable U.S. domestic supply chain for titanium raw material.

“Reducing the cost of titanium components will mean broader use of this material to increase the performance of our products,” said Brian Rosenberger, Lockheed Martin senior fellow for Additive Manufacturing Processes and Materials.  “With this order, Lockheed Martin will perform an initial evaluation of the material quality and mechanical performance of IperionX’s titanium plate material.”

The titanium plate components for Lockheed Martin will be manufactured with powder metallurgy production methods and IperionX’s advanced titanium angular powder.  To deliver higher performance and durability, IperionX will also employ its patented Hydrogen Sintering and Phase Transformation (HSPT) technologies, a cutting-edge technique to enhance the microstructure of titanium parts to deliver strength and fatigue properties that are comparable to wrought titanium alloys.

Titanium is prized for its high strength-to-weight ratio, resistance to high temperatures and corrosion.  Titanium is a critical material for many U.S. defense systems, including military fighter aircraft and engines, munition and weapon components, naval platforms and military ground vehicles.  Lockheed Martin makes heavy use of titanium alloys for critical structures and other key components across the breadth of its products for air, land, sea, and space.

The United States has very limited domestic primary titanium metal (titanium sponge) capacity, resulting in the U.S. importing over 95% of the titanium sponge required for the U.S. defense sector.  IperionX plans to re-shore titanium metal production to the U.S., reduce the acute reliance on titanium imports from foreign nations, and strengthen the domestic titanium supply chain for critical defense systems.

Titanium has been mass produced in the same way since the 1940’s when the existing ‘Kroll Process’ was developed.  The Kroll Process is energy intensive, high cost and produces high levels of greenhouse gas emissions.  In contrast, IperionX’s titanium production technologies use less energy to produce high-strength titanium, at lower costs, with zero Scope 1 and 2 emissions.

Anastasios (Taso) Arima, IperionX CEO said:

“This collaboration with Lockheed Martin is another important milestone towards the rapid commercialization of IperionX’s breakthrough low-carbon titanium technologies.  These patented technologies can either use titanium minerals or titanium scrap metal as feedstock to manufacture high quality titanium products at significantly lower cost and carbon footprint than existing production processes.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

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129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Appendix I: Key terms of the prototype order

The Lockheed Martin prototype order is priced on precedent open market transactions for the provision of similar products and technology services, and the total value of the order is not material to IperionX’s cash position or balance sheet. IperionX expects an initial prototyping work program to be completed within 26 weeks.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the Titan Project, which has the largest JORC-compliant resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

About Lockheed Martin

Headquartered in Bethesda, Maryland, Lockheed Martin Corporation is a global security and aerospace company that employs approximately 116,000 people worldwide and is principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services.

About HSPT

Hydrogen Sintering and Phase Transformation (HSPT) is a proprietary technology that forms part of IperionX’s extensive titanium technologies patent portfolio. The HSPT process was developed as a low-cost titanium powder metallurgy process to produce high performance titanium alloys with wrought-like microstructures and mechanical properties.

Zhigang Zak Fang, James D. Paramore, Pei Sun, K. S. Ravi Chandran, Ying Zhang, Yang Xia, Fei Cao, Mark Koopman & Michael Free (2018) Powder metallurgy of titanium – Past, present, and future, International Materials Reviews, 63:7, 407-459, DOI: 10.1080/09506608.2017.1366003

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.